Exhibit 99.3

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

PROXY STATEMENT FOR THE

ANNUAL SHAREHOLDERS’ MEETING

TO BE HELD ON APRIL 18, 2019

CONTENTS

MESSAGE FROM MANAGEMENT	1

GUIDELINES FOR PARTICIPATION	2

DATE, TIME AND VENUE	2

WHO CAN PARTICIPATE IN THE SHAREHOLDERS MEETING	2

QUORUM FOR HOLDING THE MEETING	2

HOW TO PARTICIPATE IN THE SHAREHOLDERS MEETING	2

REQUIRED DOCUMENTATION	2

(i) Participation in Person	2

(ii) Participação via Proxy	3

(iii) Absentee Ballot	4

ADDITIONAL CLARIFICATIONS	4

MEETING AGENDA	5

APPENDIX I — ABSENTEE BALLOT TEMPLATE	6

APPENDIX II — CALL NOTICE	9

MESSAGE FROM MANAGEMENT

Dear Shareholders,

In order to facilitate and encourage shareholder participation, we have prepared this Proxy Statement for the Shareholders Meeting (“Proxy Statement”) of Suzano Papel e Celulose S.A. (“Suzano” or “Company”).

This document, which contains all the necessary information and instructions for shareholder participation in the meeting, as well as instructions for exercising their voting rights at the Shareholders Meeting of the Company to be held on April 18, 2019 (“Shareholders Meeting”), is aligned with the principles and practices of good corporate governance adopted by the Company.

The Shareholders Meeting will be attended by the Executive Officers of Suzano, at least one representative from the Audit Board and one representative from PricewaterhouseCoopers Auditores Independentes, who will provide all clarifications on the items on the Meeting agenda.

On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at the Shareholders Meeting.

We look forward to meeting you!

Sincerely,

David Feffer	Walter Schalka
Chairman of the Board	Chief Executive Officer

GUIDELINES FOR PARTICIPATION

Date, Time and Venue

The Shareholders Meeting of the Company will be held on April 18, 2019, at 9:30 a.m., at the registered office of the Company located at Avenida Professor Magalhães Neto, No. 1752, Bairro Pituba, CEP 41810-012, in the city of Salvador, state of Bahia.

We recommend that you arrive at the venue at least thirty (30) minutes prior to the scheduled time.

Who can participate in the Shareholders Meeting

All the holders of registered common shares issued by Suzano, by themselves or through their duly appointed legal representatives or proxies, can attend the Shareholders Meeting.

Quorum for holding the meeting

To hold the Shareholders Meeting on first call, shareholders holding at least 1/4 of the capital must be present, in view of the proposed amendment of the Bylaws on account of the implementation of the Merger in accordance with the Merger Agreement.

How to participate in the Shareholders Meeting

Shareholders of the Company can participate in the Shareholders Meeting in three ways: (i) in person; (ii) through a proxy duly appointed in accordance with paragraph 1, article 126 of Federal Law 6,404/1976; or (iii) through absentee vote, in accordance with CVM Instruction 481/09, as amended (“ICVM 481/09”).

Required Documentation

(i)                                        Participation in Person

To attend the Shareholders Meeting in person, shareholders must bring proof of their ownership of shares of the Company issued up to four (4) business days prior to the date of the Shareholders Meeting by the stock transfer agent or custody agent, and the following documents, as applicable.

If these documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translator, but without the need for notarization, consularization and/or apostillation. Note that documents in English and Spanish do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

(a)                                Individuals: official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy instrument.

(b)                                Legal Entities: valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers.

(c)                                 Investment Funds: valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager.

(ii)                                   Participation via Proxy:

Proxies must have been constituted less than one (1) year ago and must be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association, or a financial institution.

In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal entities may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, as per a decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

Without prejudice to paragraph 2, article 5 of ICVM 481/2009 and in accordance with the practice adopted by the Company in recent call notices to expedite the process of convening Shareholders Meetings, the Company requests shareholders represented by proxy to submit the respective proxy instrument and proof of ownership of the shares for participation at the Shareholders Meeting to the registered office of the Company at least forty-eight (48) hours prior to the Shareholders Meeting.

(iii) Absentee Ballot

In accordance with article 21-A and subsequent articles of ICVM 481/09, shareholders of the Company may cast their vote in shareholders meetings through absentee ballot, to be formalized through an electronic document called “Absentee Ballot” (“Ballot”), a template of which available in Appendix I and on the website of the Company (www.suzano.com.br/ri) in the CVM Files section, on the General Shareholders’ Meetings 2019 page.

Absentee voting, using the Ballot, is possible in three ways: (i) by transmitting the instructions for completing the Ballot to their custody agents, if the shares are deposited with a depositary bank; (ii) by transmitting the instructions for completing the Ballot to the financial institution engaged by the Company as its stock transfer agent, if the shares are not deposited with a depositary bank; or (iii) directly to the Company, by post or email, to the addresses provided below. Voting instructions must be received by the custody agent, stock transfer agent or the Company at least seven (7) days prior to the date of the Shareholders Meeting, i.e. by April 11, 2019, except as established otherwise by their custodian or stock transfer agents. If the Ballot is sent directly to the Company, it should be duly initialed, signed and authenticated, and sent with the other documents indicated in items (i) and (ii) above.

Additional Clarifications

For further information, Suzano’s Investor Relations Department is available at the telephone (+55 11) 3503-9414 or e-mail ri@suzano.com.br.

MEETING AGENDA

In accordance with the Call Notice, attached hereto as Appendix II, published in the state register Diário Oficial do Estado da Bahia, the newspapers Correio da Bahia and Valor Econômico, and on the websites of Suzano and the Securities and Exchange Commission of Brazil (http://ri.suzano.com.br/ and www.cvm.gov.br) as of March 19, 2019, the following matters will be submitted to the Shareholders at the Shareholders Meeting:

(1)                       To examine the management accounts related to the fiscal year ended December 31, 2018;

(2)                       To examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2018, and to review the management report for referred fiscal year;

(3)                       To consider and vote on the allocation of net income for the fiscal year ended December 31, 2018 and on the distribution of dividends;

(4)                       To set the overall annual compensation of the Management and Audit Board of the Company; and

(5)                       To inform the change of a newspaper in which the Company will publish its disclosures.

APPENDIX I — ABSENTEE BALLOT TEMPLATE

ABSENTEE BALLOT

ANNUAL GENERAL MEETING (AGM) — SUZANO PAPEL E CELULOSE S.A. OF 04/18/2019

Shareholder’s Name

Shareholder’s CNPJ or CPF

Instructions on how to cast your vote

Please observe the following instructions: (i) all the fields must be correctly completed. If any field is blank or crossed-out, it will be disregarded; (ii) all the pages must be initialed; and (iii) the final page must be signed by the voting shareholder or by their representatives, in case of legal entities. Failure to complete any voting field does not render the ballot void, but only the respective item. The vote will be counted only with regard to voting fields completed correctly. Signatures must be authenticated.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

Shareholders who choose to exercise their absentee ballot directly at the Company must submit the following documents: (i) for individuals: certified copy of identity document with photograph Brazilian (RG) or foreign identity card (RNE), driver’s license (CNH), passport or officially recognized professional association membership document; (ii) for legal entities: certified copy of the articles of organization or bylaws, as applicable, corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the ballot, and a certified copy of an identity document with photograph of such representatives (RG, RNE, CNH, passport or officially recognized professional association membership document); and (iii) for investment funds: consolidated regulations, bylaws or articles or organization, as applicable, of the administrator or manager, corporate documents attesting to the powers of representation, and certified copy of identity document with photograph of its representative (RG, RNE, CNH, passport or officially recognized professional association membership document). Alternatively, shareholders may send their voting instructions to their custody agent or stock transfer agent if their shares are held at the central depositary of the stock exchange, in which case they must observe the rules and procedures established by the custody agent and applicable regulations. Absentee ballots will be received until April 11, 2019.

Postal and e-mail address to send the absentee ballot, if the shareholder chooses to deliver the document directly to the company

Shareholders can submit the original ballot and certified copies of the documents in person or by post to Avenida Brigadeiro Faria Lima, 1355, 8th floor, CEP 01452-919, São Paulo — SP, c/o Legal Department, or send the ballot by e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and rtannus@suzano.com.br, in which case they must also submit the original ballot to the above address. Absentee ballots will be received until April 11, 2019.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3rd floor, Itaim Bibi, São Paulo, SP CEP 04538-132 Tel: +55 11 3003-9285 (state capitals and metropolitan regions)

Tel: 0800 7209285 (other locations)

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Questions regarding the OSM

Simple Resolution

1.                                     To examine the management accounts related to the fiscal year ended December 31, 2018.

☐ Approve  ☐ Reject  ☐ Abstain

Simple Resolution

2.                                     To examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2018, and to review the management report for referred fiscal year.

☐ Approve  ☐ Reject  ☐ Abstain

Simple Resolution

3.                                     To consider and vote on the allocation of net income for the fiscal year ended December 31, 2018 and on the distribution of dividends.

☐ Approve  ☐ Reject  ☐ Abstain

Simple Resolution

4.                                     To set the overall annual compensation of the Management and Audit Board of the Company.

☐ Approve  ☐ Reject  ☐ Abstain

Simple Resolution

5.                                     To inform the change of a newspaper in which the Company will publish its disclosures.

☐ Approve  ☐ Reject  ☐ Abstain

Simple Question

6.                                     Do you want to request the instatement of the Company’s Audit Board in accordance with article 161 of Law No. 6,404/1976?

☐ Approve  ☐ Reject  ☐ Abstain

ABSENTEE BALLOT

ANNUAL GENERAL MEETING (AGM) — SUZANO PAPEL E CELULOSE S.A. OF 04/18/2019

City:
Date:
Signature:
Shareholder’s Name:
Phone Number:

APPENDIX II — Call Notice

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNJP/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.300.016.331

CALL NOTICE

ANNUAL SHAREHOLDERS MEETING

The Shareholders of Suzano Papel e Celulose S.A. (the “Company”) are hereby invited, in accordance with Article 124 of Federal law No. 6,404/1976, to convene in the Annual Shareholders’ Meeting to be held on April 18, 2019 at 9:30 a.m., at the Company’s registered office located at Av. Professor Magalhães Neto, nº 1752, in the City of Salvador, State of Bahia, CEP 41810-012, to consider and vote on the following agenda:

(6)                       To examine the management accounts related to the fiscal year ended December 31, 2018;

(7)                       To examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2018, and to review the management report for referred fiscal year;

(8)                       To consider and vote on the allocation of net income for the fiscal year ended December 31, 2018 and on the distribution of dividends;

(9)                       To set the overall annual compensation of the Management and Audit Board of the Company; and

(10)                To inform the change of a newspaper in which the Company will publish its disclosures.

General Instructions

The consolidated description of the matters on the agenda is available in the Management Proposal which, jointly with the other documents to be examined in the Shareholders’ Meeting, are available to Shareholders on the Company’s investor relations website (www.suzano.com.br/ri) and on the websites of the Securities and Exchange Commission of Brazil — CVM (www.cvm.gov.br) and the São Paulo Stock Exchange — B3 S.A. — Brasil, Bolsa, Balcão (www.b3.com.br).

Shareholders may participate in the Shareholders Meeting in person or via a duly appointed proxy, in accordance with Paragraph 1, Article 126 of Federal Law No. 6,404/1976. Accordingly, proxies must have been appointed less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association or a financial institution. In accordance with Official Letter/CVM/SEP/02/2018, Shareholders that are legal persons may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the Shareholders Meeting by their legal representatives or agents duly appointed by their manager or administrator, in accordance with their regulations, bylaws or articles of organization of their manager or administrator, as applicable.

We inform that Shareholders must attend the Shareholders Meeting bearing proof of their ownership of shares issued by the Company issued no more than four (4) business days prior to the date of the Shareholders Meeting by the stock transfer agent or custody agent, and: (a) in the case of individuals: official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (b) in the case of legal persons: valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and, (c) in the case of investment funds: valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator  or manager, as applicable, and minutes of election of the managers of the administrator or manager. In the event that such documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translated, with notarization, consularization and/or apostillation thereof not required. Note that documents in English and Spanish also do not require translation. Representation documents will be verified and confirmed prior to the Shareholders Meeting.

Without prejudice to Paragraph 2, Article 5 of CVM Instruction No. 481/2009 and in accordance with the practices adopted by the Company in the last call notices to expedite the process of convening the Shareholders’ Meetings, the Company requests that shareholders represented by proxy lodge the respective proxy instrument and proof of ownership of the shares for participation in the Shareholders Meeting at the registered office of the Company at least forty-eight (48) hours prior to the date of the Shareholders Meeting.

The Company informs that it has implemented a remote voting system, pursuant to CVM Instruction 481/2009 (as amended), enabling its shareholders to submit instructions with their votes in accordance with the law, in which case the respective absentee ballots must be received by the Company or by the stock transfer agent of its shares, or also the custody agent, as applicable, by April 11, 2019 (included). For more information, shareholders must observe the rules in CVM Instruction 481/2009 and the procedures described on the absentee ballots made available by the Company.

São Paulo, March 19, 2019

David Feffer

Chairman of the Board